[redacted]

SE 09057788 MMISSION

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MAR 1 2 2009
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27305

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Painter, Smith, and Gorian Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 California Street, Suite 220
(No. and Street)

Redlands	CA	92374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soren McAdam Christenson LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 8010	Redlands	CA	92375
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 2 4 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles E. Painter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Painter, Smith, and Gorian Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL TRICK
COMM. #1637260
Notary Public - California
San Bernardino County
My Comm. Expires Jan. 17, 2010

Signature

President

Title

Notary Public

*See attached notary form

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California
County of San Bernardino } ss.

Subscribed and sworn to (or affirmed) before me Jill Trick
Name of commissioned notary

on this 23rd day of Feb 2009 by Charles E. Painter
Date of notarization — Name of affiant

☐ personally known to me or ☒ provided to me on the basis of satisfactory evidence

to be the person who appeared before me.

JILL TRICK
COMM. #1637260
Notary Public - California
San Bernardino County
My Comm. Expires Jan. 17, 2010
NR01

WITNESS my hand and official seal.

Jill Trick
Notary's Signature

Stamp clear impression of notary seal above.

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED

Oath or Affirmation (attached to Annual Audited Report)
Title of Document

2, not including this Jurat page
Number of Pages

Feb 23, 2009
Document Date

Other Information

Painter, Smith, and Gorian Inc.

Financial Statements

and

Supplementary Information

with

Independent Auditors' Report

December 31, 2008

Table of Contents

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
Kenneth N. Goddard, III, C.P.A.
David J. Harris, C.P.A.
Douglas R. McAdam, C.P.A.
Lucia A. Powell, C.P.A.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

Independent Auditors' Report

To the Board of Directors
Painter, Smith, and Gorian Inc.

We have audited the accompanying statement of financial condition of Painter, Smith, and Gorian Inc. (the Company) as of December 31, 2008, and the related statements of loss, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Painter, Smith, and Gorian Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Soren McAdam Christenson LLP

February 10, 2009

2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and of PKF International, an association of legally independent firms and American Institute of Certified Public Accountants

Painter, Smith, and Gorian Inc.

Statement of Financial Condition

December 31, 2008

ASSETS	
Cash	$ 24,654
Deposits with clearing organizations	31,464
Receivables from broker-dealers and clearing organizations	68,892
Marketable securities	401,121
Property and equipment, net	148,914
Other assets	30,677
Total assets	$ 705,722
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 29,300
Deferred income taxes	15,427
Total liabilities	44,727
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	641,223
Total stockholders' equity	660,995
Total liabilities and stockholders' equity	$ 705,722

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Loss

For the Year Ended December 31, 2008

Revenues	
Commissions	$ 876,443
Principal transactions	445,495
Interest and dividends	5,606
Investment advisory fees	359,086
Other income	5,480
	1,692,110
Expenses	
Employee compensation and benefits	1,072,099
Brokerage, exchange and clearance fees	125,284
Communications and data processing	76,033
Occupancy	243,697
Other expenses	188,052
	1,705,165
Loss before income taxes	(13,055)
Income tax expense	593
Net loss	$ (13,648)

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Stockholders' Equity

For the Year Ended December 31, 2008

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2007	528	$ 19,772	$ 654,871	$ 674,643
Net loss	–	–	(13,648)	(13,648)
Balance, December 31, 2008	528	$ 19,772	$ 641,223	$ 660,995

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Cash Flows

For the Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(13,648)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		56,941
Deferred income tax expense		(7,021)
(Increase) decrease in operating assets		
Deposits with clearing organizations		(613)
Receivable from broker-dealers and clearing organizations		15,156
Marketable securities		(25,089)
Other assets		(12,969)
Increase in accounts payable and accrued expenses		(11,515)
Net cash provided by operating activities		1,242
Cash flows from investing activities		
Purchase of property and equipment		(14,103)
Net cash used in investing activities		(14,103)
Net decrease in cash		(12,861)
Cash		
Balance, December 31, 2007		37,515
Balance, December 31, 2008	$	24,654
Cash paid for income taxes	$	5,769

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Gorian Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management also determines the accounting principles to be used in the preparation of financial statements. A description of the significant accounting policies employed in the preparation of these financial statements follows:

Marketable Securities

Marketable securities are carried at market value. Securities transactions entered into for the account of the Company are recorded on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets, generally seven years.

Revenues

Commissions on customers' transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), was issued in July 2006 and requires a more-likely-than-not threshold for the recognition of income tax positions. In December 2008, a FASB Staff Position deferred the effective date for nonpublic enterprises, permitting adoption for years beginning after December 15, 2008. The Company has elected to defer the application of FIN 48. The Company currently recognizes income tax positions on a best-estimate basis. Interest and penalties related to income tax deficiencies or assessments are reported as interest expense and other operating expenses.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

3. Marketable Securities

Marketable securities consisted of the following:

Obligations of United States government	$ 399,979
Money market funds	1,142
	$ 401,121

4. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. The Company is required to contribute three percent of the compensation of eligible employees. The contribution for the year ended December 31, 2008 amounted to $25,378.

5. Income Taxes

The components of income tax expense follow:

	Federal	State	Total
Current expense	$ 6,814	$ 800	$ 7,614
Deferred benefit	(7,021)	–	(7,021)
	$ (207)	$ 800	$ 593

Deferred income taxes are primarily attributable to temporary differences in reporting depreciation expense for financial statement and income tax purposes. In addition, deferred tax assets have been recognized for charitable contribution carryforwards.

The Company incurred income tax expense despite incurring a pretax loss as a result of the inclusion of state income taxes and the effect of nondeductible expenses.

6. Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2014. Lease expense for all operating leases for 2008 totaled $148,735. The annual future minimum lease payments at December 31, 2008 are as follows:

2009	$ 146,207
2010	149,735
2011	153,410
2012	157,526
2013	161,642
Thereafter	124,556
	$ 893,076

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company had net capital of approximately $481,381, which was $231,381 in excess of its minimum required net capital of $250,000.

Supplementary Information

Painter, Smith, and Gorian Inc.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2008

Net capital		
Total stockholders' equity	$	660,995
Deduction of stockholders' equity not allowable for net capital		–
Total stockholders' equity qualified for net capital		660,995
Deductions and/or charges:		
Property and equipment, net		(148,914)
Other assets		(30,677)
Net capital before haircut on securities		481,404
Haircuts on securities		
United States government obligations		–
Certificates of deposit		–
Money market funds		23
State and municipal government obligations		–
Corporate obligations		–
Net capital	$	481,381
Aggregate indebtedness		
Accounts payable and accrued expenses	$	44,727
Total aggregate indebtedness	$	44,727
Computation of basic net capital requirement		
Minimum net capital required	$	250,000
Excess net capital	$	231,381
Excess net capital at 1,000 percent	$	476,908
Ratio: Aggregate indebtedness to net capital		0.09
Reconciliation to net capital in Part II of Form X-17A-5		
Net capital, as reported in Company's Part II FOCUS report	$	481,815
Audit adjustments for income taxes and accrued expenses		(433)
Other differences		(1)
	$	481,381

Painter, Smith, and Gorian Inc.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the Rule.

Painter, Smith, and Gorian Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers. Company maintains a Special Account for the Exclusive Benefit of Customers for the sole purpose of effectuating mutual fund purchases on behalf of customers. Therefore, the Company is exempt from the Possession and Control Requirements and the Special Reserve Bank Account Requirement pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Painter, Smith, and Gorian Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2008

The Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.

Soren McAdam Christenson LLP
Certified Public Accountants and Business Advisors

Gary L. Christenson, C.P.A.
Kenneth N. Goddard, III, C.P.A.
David J. Harris, C.P.A.
Douglas R. McAdam, C.P.A.
Lucia A. Powell, C.P.A.
James L. Soren, C.P.A.
Kirk G. Stitt, C.P.A.
David P. Tuttle, C.P.A.
Roger E. Wadell, C.P.A.
Cindy R. Watts, C.P.A.

Auditors' Report on Internal Control

To the Board of Directors
Painter, Smith, and Gorian Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Painter, Smith, and Gorian Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2068 Orange Tree Lane, Suite 100 P.O. Box 8010 Redlands, CA 92375-1210 (909) 798-2222 (909) 798-9772 fax smc@smc-cpas.com
Members of PKF North American Network and of PKF International, an association of legally independent firms
and American Institute of Certified Public Accountants

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the American Institute of Certified Public Accountants. However, as discussed below, we noted a certain deficiency in internal control that we consider to be a significant deficiency, and was a deficiency that we consider to be a material weakness.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We believe the following deficiency constitutes a significant deficiency in internal control that is already known to management and represents a conscious decision by management to accept that degree of risk because of cost or other considerations.

> A system of internal control over financial reporting includes controls over financial statements preparation, including footnote disclosures. The Company does not have a person with the skills and knowledge to prepare financial statements including all disclosures required by generally accepted accounting principles. Management has advised us that they do not believe that the benefits of employing this level of expertise warrant the associated costs.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 10, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Soren McAdam Christenson LLP

February 10, 2009

END